

June 3, 2015

Ms. Tamara Semenova
Chief Executive Officer
Code Navy
Michurina 2
Borispil City, Ukraine

> **Re:** **Code Navy**
> **Registration Statement on Form 10**
> **Filed May 5, 2015**
> **File No. 000-55381**
>
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 27, 2015**
> **File No. 333-200911**

Dear Ms. Semenova:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10

General

1. Please update the financial statements included in the filing pursuant to Rule 8-08 of Regulation S-X.

Amendment No. 4 to Registration Statement on Form S-1

Financial Statements, page 21

2.   Revise the filing to ensure the financial statements refer to the correct period. In this regard the Statement of Changes in Stockholders' Equity (Deficit) and the Statements of Cash Flows refers to the unaudited six months ended December 31, 2014 when it should refer to the unaudited nine months ended March 31, 2015. Ensure all references in the filing have been updated accordingly.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551- 3406 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 if you have any other questions or, in his absence, me at (202) 551-3456.

                                Sincerely,

                                /s/ Matthew Crispino

                                Matthew Crispino
                                Staff Attorney

cc: Jehu Hand, Esq.
        Hand & Hand, P.C.